SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
8/4/11


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
410,727

8. SHARED VOTING POWER
146,909

9. SOLE DISPOSITIVE POWER
557,636
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
577,636

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.28%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Equus Total Return, Inc.
("EQS" or the "Issuer").
The principal executive offices of EQS are located at

Eight Greenway Plaza
Suite 930
Houston, TX 77046

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Brooklyn Capital Mangement, Phillip Goldstein,
60 Heritage Drive Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, Park 80 West,Saddle Brook, NJ 07663, also a principal of Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State filed a complaint against Bulldog Investors, Messrs. Goldstein, Dakos and Samuels and certain related parties
(the Bulldog Parties) alleging that they violated Massachusetts law by operating a website containing information about certain unregistered investments and by sending an e-mail about such investments to an individual who requested it. On March 23, 2007 the Bulldog Parties filed a lawsuit in the Massachusetts Superior Court against the Secretary alleging that his enforcement action violated 42 U.S.C. ss 1983 because, among other things, it violated their First Amendment rights. On October 17, 2007 the Secretary issued an "obey the law" cease and desist order (the Order) and fined the Bulldog Parties $25,000. On November 15, 2007 the Bulldog Parties filed an appeal of the Order in the Massachusetts Superior Court which subsequently upheld the Order. The Bulldog Parties further appealed the Order to the Massachusetts Appeals Court. On October 21, 2009 the Massachusetts Supreme Judicial Court (the SJC) unilaterally transferred the case to itself and on July 2, 2010 upheld the Order except for the Bulldog Parties' First
Amendment claim which it ruled must be decided in the appeal of the aforementioned ss 1983 lawsuit. In the ss 1983 lawsuit, the Secretary stipulated that the website and email in question did not concern an illegal transaction and were not misleading. Nevertheless, on September 26, 2009, the Superior Court ruled that the Secretary's enforcement action did not violate the Bulldog Parties' First Amendment rights. The Bulldog Parties filed an appeal of the Superior Court's ruling in the Massachusetts Appeals Court. On July 23, 2010, the SJC unilaterally transferred the appeal of the ss 1983 lawsuit to itself. Oral argument was held in the SJC on January 6, 2011 and a decision is pending.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.


ITEM 4. PURPOSE OF TRANSACTION
The group is buying for investment purposes.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10-Q filed on May 16, 2011 there were 10,561,646 shares of common stock outstanding as of 05/06/2011 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 557,636 shares of EQS or 5.28% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of EQS were purchased:

Date:		        Shares:		Price:
06/21/11		86,855		2.3886
06/22/11		15,700		2.3993
06/24/11		2,300		2.4000
06/28/11		1,300		2.4000
06/29/11		2,700		2.4000
06/30/11		3,584		2.4000
07/05/11		2,648		2.3917
07/06/11		17,700		2.3800
07/07/11		11,519		2.3987
07/08/11		6		2.3500
07/11/11		1,052		2.3905
07/12/11		6,686		2.3890
07/13/11		700		2.3700
07/13/11		6,476		2.3500
07/14/11		1		2.3500
07/15/11		2,329		2.4000
07/18/11		2,052		2.4000
07/19/11		4,002		2.4000
07/20/11		2,000		2.4000
07/21/11		4,700		2.4000
07/25/11		200		2.4000
07/26/11		5,581		2.4000
07/27/11		900		2.3300
07/28/11		1,950		2.3974
07/29/11		4,100		2.2998
08/01/11		200		2.3500
08/02/11		100		2.3600
08/03/11		16,400		2.3999
08/04/11		25,852		2.3438
08/05/11		2,132		2.2000
08/09/11		2,800		2.1000
08/10/11		600		2.1500
08/11/11		900		2.1600



d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/12/2011

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos